SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.___)

PACIFIC AIRPORT GROUP
(Name of Subject Company (Issuer))
GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)
GRUPO MÉXICO, S.A.B. DE C.V.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Series B Shares, without par value, and American Depositary Shares (evidenced by American Depositary Receipts), each representing 10 Series B Shares
(Title of Class of Securities)
026684609 (Series B Shares)
400506101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paola Lozano
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Grupo México, S.A.B. de C.V. (“GMéxico”) has issued the Earnings Release below.
THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS MATERIAL IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SERIES B SHARES (INCLUDING SERIES B SHARES UNDERLYING AMERICAN DEPOSITARY SHARES) OF GRUPO AEROPORTUARIO DEL PACíFICO, S.A.B. DE C.V., OR PACIFIC AIRPORT GROUP. AT THE TIME THE TENDER OFFER IS COMMENCED, GMÉXICO WILL FILE A TENDER OFFER STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). PACIFIC AIRPORT GROUP’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER DOCUMENTS WILL BE AVAILABLE FOR FREE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO GMÉXICO AT GRUPO MÉXICO, CAMPOS ELÍSEOS NO. 400, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO CITY, MÉXICO 11000.

Second Quarter 2011 Results
Mexico City. July 28, 2011 — Grupo México, S.A.B. de C.V. (“Grupo México” “GMéxico” — BMV: GMEXICOB) reports its results for the second quarter of 2011 (“2Q11”).

Investor
Relations:
Jorge Pulido
(55) 1103-5320
Email
ir@mm.gmexico.com
Website
www.gmexico.com
Grupo México
Financial Highlights in Dollars1
•	Consolidated sales for 2Q11 were US$2.726 billion, which compares favorably to the US$1.965 billion posted for 2Q10, representing a 39% increase attributable to increased production by the Mining Division due to the restart of operations at Buenavista, better metals prices, and a 12% growth in sales by the Transportation Division over 2Q10, due mainly to increased exports of consumer goods and movement of local freight.

•	Cost of sales for 2Q11 was US$1.292 billion, a 22% increase over 2Q10. This increase is explained by the reincorporation of Buenavista and increased fuel and energy costs.

•	EBITDA for 2Q11 was US$1.391 billion, which compared to US$877 million for 2Q10 represents an increase of 59%. Consequently, the EBITDA margin for 2Q11 reached 51% of sales, compared to 45% for 2Q10. EBITDA for SCC was US$1.078 billion, equivalent to 60% of sales and representing a 79% growth compared to 2Q10. EBITDA for Asarco was US$186 million, equivalent to 38% of sales and representing an 11% growth compared to 2Q10. EBITDA for the Transportation Division was US$128 million, equivalent to 30% of sales.

•	Net consolidated earnings for 2Q11 were US$657 million, 103% over the US$324 million posted for 2Q10, and equivalent to 24% of sales.

Financial Highlights for Grupo México

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2011	2010	US$000%		2011	2010	US$000%

Sales	2,725,598	1,964,948	760,650	38.7	5,230,511	3,958,901	1,271,610	32.1
Cost of Sales	1,291,600	1,061,791	229,809	21.6	2,585,465	2,137,585	447,880	21.0
Operating Income	1,252,542	723,448	529,094	73.1	2,284,774	1,462,758	822,016	56.2
EBITDA	1,391,424	876,628	514,796	58.7	2,539,418	1,781,137	758,281	42.6
EBITDA Margin (%)	51.1%	44.6%			48.6%	45.0%
Net Income	657,059	323,936	333,123	102.8	1,188,729	672,778	515,951	76.7
Profit Margin (%)	24.1%	16.5%			22.7%	17.0%
Investments / Capex	284,208	121,524	162,684	133.9	404,973	212,466	192,507	90.6
Employees	27,083	23,931	3,152	13.2	27,083	23,931	3,152	13.2
Number of Shares Outstanding 7,785,000,000 as of June 30, 2011

[1]	All figures are expressed in US dollars following GAAP accounting principles, unless otherwise stated.

Highlights
Mining Division — Americas Mining Corporation (AMC)
•	Buenavista del Cobre.— As of today, we have at Buenavista operations a work force of 4,800 workers that are operating the mine and plants, as well as developing the $3.7 Billion growth program the Company has for this unit. This program is expected to increase Buenavista’s production capacity from 180,000 tons of copper per year to over 450,000 tons, contributing to the well-being of the town of Cananea and the Sonora state through salaries, taxes and social programs. During 2Q11, Buenavista reached its full capacity and produced 45,588 tons of copper: 15,170 tons of copper cathode at its SX/EW Plant and 30,417 tons of copper concentrate at the Concentrator Plant. As part of the new era in the development of the Buenavista mine, on June 6, 2011, the Confederation of Mexican Workers (“CTM”) was granted the collective bargaining agreement for the Buenavista union.

•	Investment in Peru.— At the beginning of 2011 Southern Copper approved a capital budget of $2.6 billion investment program to increase copper production in Peru by 292,000 tons, taking its current 355,000 ton production to 647,000 tons. This program includes the Tia Maria greenfield project, the expansion of the current operations of Toquepala and Cuajone and other investments to enhance the value contribution of the Peruvian operations. Our Company has concluded the studies and assessments for these investments and is ready to initiate the construction phase with confidence that the new government will guarantee social stability, the rule of law and a stable and competitive tax regime.

The above-mentioned conditions are particularly important in the case of the Tia Maria project. Southern Copper has repeatedly stated that the water to be used in the project will be transported from the ocean through a 30 kilometer pipeline after its desalinization, so there will be no fresh water utilization which makes evident that the arguments of that the project will affect availability of fresh water for agricultural are false, and have no real reason to oppose to the project. So, there is no real reason to be against the project. With respect to the activist argument that the project will cause pollution, the Company has also repeatedly provided evidence that the project complies with the most strict and burdensome international environmental standards and does not pollute in any way the air, soil, water or underground water.

The Tia Maria project would comprises an investment of approximately $1,000 million, which will generate 4,000 new jobs during the construction phase and 4,100 direct and indirect permanent jobs. The estimated annual production of the project is 120,000 tons of copper cathodes, all obtained through a leaching process (SXEW). The project would significantly increase Peruvian exports and generate important contributions to the Peruvian economy through income taxes and mining royalties, as well as payroll taxes, custom duties, mining rights and other levies. In addition, the Company plans to invest in social responsibility programs in the Arequipa region similar to those established in the communities nearby the current Peruvian operations of Toquepala, Cuajone and Ilo.

Regarding the possibility of additional taxation in Peru, we are confident that the Government will maintain and provide its international competitiveness within the worldwide mining industry. Southern Copper and the mining industry have been contributing significantly with taxes to Peru’s economic development and this contribution has increased as metal prices have improved in recent years. Clear evidence that a “windfall tax” is already in place as tax payments made have significantly. As a reference, in the year 2000, when copper prices averaged 82 cents per pound, the Company paid $58.3 million to the state and local governments in taxes and other contributions; and in 2010, when copper prices averaged $3.42 per pound, the Company paid to

2Q11	www.gmexico.com	Page 2

Second Quarter 2011 Results
the state, regional and local governments and communities a total of $635.2 million. Which is evidence that the mining industry is already paying a “windfall tax.”

•	Asarco Collective Agreement.— The union employees of Asarco and the Company reached an agreement to extend the current bargaining agreement for two years, until June 30, 2013.

•	Buenavista’s Philanthropy Acts Recognized.— On June 23, 2011, Buenavista obtained the 2010 Sonora Philanthropy Award. This award recognizes the Company’s efforts over the past three years in strengthening its responsibility and commitment for the social development in the town of Cananea through the development of sports, educational, scientific and cultural programs for the people of Cananea.
Transportation Division
•	Ferromex.— Sales in 2Q11 were US$340 million, an 11% increase over 2Q10. The operating profit and EBITDA were US$70 million and US$96 million, respectively, representing an decrease compared to 2Q10, due to increase in diesel prices and higher operating cost. EBITDA increased 15% compared to 1Q11.

Ferromex reached a new record in June transporting 81,611 loadcars and containers, for a total 236,204 for 2Q11, 2.4% over 2Q10. Also, 3,136 new rail cars were transported for third parties, 79% more than in 2Q10, confirming that the rail industry in North America is enjoying one of its most significant booms in recent years.

•	Ferrosur.— During 2Q11, Ferrosur posted record figures with sales of US$80.4 million, an increase of 14% compared to 2Q10 and 5% above 1Q11, its previous record. The operating profit increased 25% compared to the previous year, reaching US$15.6 million. The EBITDA reflected an increase of 30% to US$23.4 million, compared to US$18.0 million for the previous year.

Ferrosur continues to consolidate its volumes in all segments. During 2Q11, 77,965 loadcars and containers were transported, an increase of 5% over 2Q10. Significant growths were reported in the Metals (34%), Industrial (20%), Energy (14%), and Intermodal (12%) segments. Only the Agricultural segment reported a decrease (10%) as volumes were mainly affected for crop damages by freezes and drought in state of Sonora.

•	Capital Expenditures.— In 2Q11, the Railroad Division invested US$148 million, which included the payment and delivery of 44 new locomotives for Ferromex; the construction of 14 sidings on main lines was completed and also expansions at the Guadalajara, Irapuato, and Empalme, Sonora yards.

Capital expenditures for Ferrosur totaled US$9 million in 2Q11, 70% more than in 2Q10, completing, among others, structural repair works as a result of Hurricane Karl and Tropical Storm Matthew, which hit southeast Mexico last September and October.

•	Intermodal Segment.— The Intermodal segment continues to report significant growth, transporting 50,357 containers in 2Q11, 21% more than the previous year, due mainly to greater activity at the port of Manzanillo, which increased 36% in 2010 to become the fifth largest growing container port worldwide and the second in the Americas.

2Q11	www.gmexico.com	Page 3

Second Quarter 2011 Results
•	New Automotive Freight.— Mazda reported the construction of its new Mexican plant in Salamanca, Guanajuato. Ferromex will provide rail service to this plant, which will have a production capacity of 220,000 vehicles and engines starting in 2013.
Infrastructure Division
•	Salamanca—Leon highway.— On May 26, the concession title was delivered to the subsidiary México Constructora Industrial for the 30 year tender awarded to build, operate, exploit, maintain, and preserve the Salamanca—Leon highway. Authorization from the Department of Transport and Communications (SCT) is pending to start the construction works, which are expected to be completed in 2 years. A total of approximately $4.70 billion pesos has been allocated for this project.

•	Power Plant.— Work continues on the construction of a self-supply combined cycle power plant that will have a generating capacity of 250 megawatts. The plant will cover 100% of our current power needs in the State of Sonora. At close 2Q11, US$54 million has been spent on this project.

•	Grijalva River Tunnels.— Work on the construction of the tunnels on the Grijalva River that México Constructora Industrial began in 2009 is expected to be completed by July 31, 2011. The work volumes have increased due to additional tasks requested by the CFE, increasing the contract amount to nearly $1,300 million pesos.

•	Hydroelectric Plants.— GMéxico began the feasibility studies to develop micro-hydroelectrics and generate renewable energy in the state of Puebla. La Angostura hydroelectric plant, which is located at the State of Sonora, would start operations in 2012.

•	Wind Power. The company has signed an agreement with a leading wind power company to developed 49.5 megawatts which will be used for our mid-tension needs.
* * * * *
•	Tender offer for Grupo Aeroportuario del Pacífico “GAP”.— On June 13, 2011 GMéxico announced its intention to acquire a percentage of shares of the capital stock of GAP greater than 30%, for which, in accordance with the requirements stated by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; CNBV) and in line with requirements of the Mexican Securities Market Law (Ley del Mercado de Valores), it shall conduct a tender offer (the “OPA”) to purchase up to 100% of the shares of GAP currently outstanding for a purchase price per share of no more than $50.0 pesos per share.

GMéxico already applied with the CNBV for authorization, and has already obtained authorization from the Mexican Federal Antitrust Commission (Comisión Federal de Competencia), to acquire 100% of GAP’s capital stock. As of July 27, 2011, GMéxico holds 23.2% of the capital stock.

2Q11	www.gmexico.com	Page 4

Second Quarter 2011 Results
GAP filed a request to prevent an administrative act (amparo) before the Ninth District Judge seeking suspension of the OPA’s authorization process and that GAP be allowed to participate in such process. The Ninth District Judge denied the provisional suspension sought by GAP. However, the Fifteenth Tribunal qualified in administrative matters revoked such decision, awarding the provisional suspension of the issuance of an authorization by the Mexican National Banking and Securities Commission. Also, GMéxico was notified of a request to prevent an administrative act (amparo) filed by Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (AMP) (GAP’s strategic partner) seeking the same remedy, which the corresponding District Judge awarded. In GMéxico’s opinion, any act seeking to impede the OPA by the partners, Board members, and management owning 15% of GAP’s equity should be considered against the interests of GAP’s minority shareholders and contrary to the Mexican Securities Market Law.
GMéxico’s believes that the OPA is valid and in accordance with law and it has come to GMéxico’s attention that the Mexican National Banking and Securities Commission has ruled that article ten of GAP’s Bylaws providing for the 10% ownership limitation is inconsistent with the law and should be modified.
Financing
The net financing cost as of June 30, 2011 was US$81.0 million.
Debt Profile

	As of June 30
	2011			2010
	Gross	Cash &	Net	Gross	Var.
(US$000)	Debt	Banks	Debt	Debt	Debt
Grupo Mexico	10,001	739,500	(729,499)	10,001	—
Americas Mining Corporation	764,000	98,586	665,414	879,261	(13.1)
Southern Copper Corporation	2,750,438	1,453,841	1,296,597	2,765,126	(0.5)
Asarco	—	45,253	(45,253)	—	(100.0)
Infraestructura y Transportes Mexico (ITM)	—	79,715	(79,715)	—	—
GFM — Ferromex	471,841	73,559	398,282	360,254	31.0
Ferrosur	94,454	60,352	34,102	150,264	(37.1)
Grupo Mexico (Consolidated)	4,090,734	2,550,806	1,539,928	4,164,906	(1.8)

2Q11	www.gmexico.com	Page 5

Second Quarter 2011 Results
Mining Division
Americas Mining Corporation
Financial Highlights

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2011	2010	US$000%		2011	2010	US$000%
Sales	2,258,785	1,563,336	695,449	44.5	4,349,548	3,200,344	1,149,204	35.9
Cost of Sales	973,603	796,730	176,873	22.2	1,980,737	1,633,547	347,190	21.3
Operating Income	1,161,050	639,935	521,115	81.4	2,119,250	1,311,666	807,584	61.6
EBITDA	1,254,320	751,642	502,678	66.9	2,288,147	1,542,922	745,225	48.3
EBITDA Margin (%)	55.5%	48.1%			52.6%	48.2%
Net Income	627,704	326,022	301,682	(92.5)	1,120,060	608,683	511,377	84.0
Profit Margin (%)	27.8%	20.9%			25.8%	19.0%	-
Investments / Capex	134,283	96,093	38,190	39.7	223,501	175,003	48,498	27.7
Metals Market
Copper prices continue to improve after having reached their lowest level this year (US$3.98/lb) in June. This is due to pressures on supply, principally because of poor weather conditions, strikes, and delays in completing certain projects, and also the expected increased demand from China, as a result of currently low inventory levels of 37% from its highest point. However, we believe the market will remain volatile and will be determined by the progress made on the debt crisis in Europe, and also the economic recovery of the United States.
We continue to see the industry markers as being very positive and believe that in 2011 there will be a deficit in copper production and demand. Average copper prices for the first six months of the year were US$4.26/lb, which compares favorably with the average prices for the previous year, at US$3.23/lb.
Molybdenum prices have drop recently to levels of US$15/lb, reflecting decreased steel production in China and Europe. During the second half of the year, we expect prices to improve, driven by an increased production of vehicles in Japan and also replenished inventories, taking advantage of the current price levels.
Average Metals Prices

	1Q	Second Quarter		Var.	Var. %	January - June		Var.
	2011	2011	2010	%	2Q11-1Q11	2011	2010	%
Copper ($cts/Pound)	437.78	415.12	318.76	30.2	(5.2)	426.45	323.41	31.9
Molybdenum ($dlls/Pound)	17.18	16.50	16.10	2.5	(4.0)	16.84	15.94	5.7
Zinc ($cts/Pound)	108.65	102.26	91.90	11.3	(5.9)	105.45	97.86	7.8
Silver ($dlls/Ounce)	31.74	38.42	18.35	109.4	21.1	35.08	17.63	99.0
Gold ($dlls/Ounce)	1,384.38	1,504.30	1,195.68	25.8	8.7	1,444.34	1,152.29	25.3
Lead ($cts/Pound)	118.12	116.02	88.47	31.1	(1.8)	117.07	94.62	23.7
Sulfuric Acid ($dlls/Ton)	92.77	101.17	58.73	72.3	9.1	97.35	52.76	84.5
Source: Copper, Zinc, Lead & Gold — LME; Silver — COMEX; Molybdenum — Metals Week Dealer Oxide, Sulfuric Acid — AMC

2Q11	www.gmexico.com	Page 6

Second Quarter 2011 Results
Mining Production
Mined copper production in 2Q11 increased 15.3% to 192,415 tons, compared to 166,894 tons in 2Q10. This increase was mainly the result 45,588 tons of production at our Buenavista mine, which restored full capacity production in 2Q11. Anode, cathode, and rod production increased in 2Q11, compared to 2Q10. Rod production increased 63% due to greater demand, improving on-sight copper prices for the Company.
Asarco’s mined copper production in 2Q11 decreased 15.6% to 46,173 tons, compared to 53,357 tons in 2Q10. However, production was 7.6% over that for 1Q11 due to better ore grades. The year over year decrease was due mainly to 7,184 tons less production as a result of the expected lower ore grades at the Mission (3,926 tons) and Ray (3,263 tons) mines.

			Second Quarter		Variance		January - June		Variance
Mining Division			2011	2010	US$000%		2011	2010	US$000%
Copper	(m.t.	)
Production			192,414	166,894	25,520	15.3	359,505	325,746	33,759	10.4
Sales			198,202	165,099	33,103	20.1	376,932	332,271	44,661	13.4
Molybdenum*	(m.t.	)
Production			4,502	5,510	(1,008)	(18.3)	8,775	10,264	(1,489)	(14.5)
Sales			4,566	5,559	(993)	(17.9)	8,848	10,318	(1,470)	(14.2)
Zinc*	(m.t.	)
Production			21,366	25,426	(4,060)	(16.0)	41,361	52,250	(10,889)	(20.8)
Sales			23,762	24,311	(549)	(2.3)	48,444	49,907	(1,463)	(2.9)
Silver	(Koz	)
Production			3,879	4,557	(678)	(14.9)	7,658	9,178	(1,520)	(16.6)
Sales			3,980	4,849	(869)	(17.9)	7,983	9,988	(2,005)	(20.1)
Gold*	(Oz	)
Production			15,543	17,183	(1,641)	(9.5)	28,558	36,706	(8,148)	(22.2)
Sales			14,896	18,567	(3,671)	(19.8)	27,653	38,005	(10,352)	(27.2)
Sulfuric Acid	(m.t.	)
Production			630,351	577,628	52,723	9.1	1,192,373	1,121,779	70,594	6.3
Sales			465,813	369,700	96,113	26.0	896,914	800,801	96,113	12.0

*	Asarco does not produce this mineral.
Molybdenum production decreased 18% to 4,502 tons in 2Q11, compared to 5,510 tons in 2Q10, due mainly to expected lower ore grades at the mines in Peru and lower recoveries at Toquepala. However production was 5% above that for 1Q11 and greater than estimated and mine planned.
Refined silver production decreased 15% in 2Q11 to 3.879 million ounces, down from 4.557 million ounces in 2Q10. This decrease was mainly due to less material processed at our Refinery Amarillo, no production at the Santa Eulalia mine, and also lower grades at Cuajone. This result was partially mitigated by 0.4 million ounces produced at Buenavista. However production was 9.3% over that for 1Q11.
Zinc production decreased 16% in 2Q11 to 21,366 tons, down from 25,426 tons in 2Q10. However production was 6.8% over that for 1Q11. This decrease was due mainly to no production at the Santa Eulalia mine, and also lower grades and recoveries at Charcas and Santa Bárbara. Operations are expected to restart at Santa Eulalia in November 2011.

2Q11	www.gmexico.com	Page 7

Second Quarter 2011 Results
Sales and Cost
Sales for 2Q11 were US$2.259 billion, 44.5% higher than the US$1.563 billion reported for 2Q10. This increase is due to improved prices for the metals AMC produces, and also Buenavista reaching its maximum capacity. Asarco sales for 2Q11 were US$491 million, compared to US$395 million in 2Q10, representing a 24% increase.
The consolidated AMC operating cash cost per pound of copper (cash cost), net of by-products, was US$70.3 cents per pound in 2Q11, compared to US$64.2 cents per pound in 1Q11. The increase is principally explain due to increased stripping at the Asarco mines, higher fuel and energy costs and 18% higher copper production at SCC. Some of these costs increases were partially offset by mayor by-products benefits.
Sales Distribution
Projects and Exploration
Work continues for the completion of the Quebalix III project (conveyor belt crushing and transport system for the SX/EW leaching production) at Buenavista in August 2011. Construction of the building for the crusher and the leachable material transport system continues to advance according to schedule.
Construction works continue to advance favorably on the two new leaching plants SX/EW III and IV, which will produce an additional total of 88,000 tons of copper annually in 2Q13; and also the construction of the crushing and transport systems for these plants. The company Engineering Procurement Construction and Management (EPCM) was chosen as the works contractor. In addition, the detailed engineering is nearing completion for the new concentrator at Buenavista with an annual production capacity of 188,000 tons copper content in concentrates, which will start operations in 2015. Construction also continues on a molybdenum benefit plant with an annual capacity of 2,000 tons to start operations in the fourth quarter of 2012.
The infrastructure required for these projects, including power, water, roads, stores, labs, etc., has been laid out in the master plan.

2Q11	www.gmexico.com	Page 8

Second Quarter 2011 Results
The Pilares mine site, near the mine at La Caridad is being evaluated. As of June 30, 2011, 16,545 meters have been drilled, the access roads have been built, and the metallurgic testing started, as well as the preliminary mine planning.
US$128.2 million has been invested as of June 30, 2011 in mine equipment for the expansion of the concentrator at the Toquepala mine in Peru. The use of high pressure grinding rolls (HPGR) and a wet process for the tertiary grinding stage will reduce capital and operating costs. The scope of the project is currently under review to evaluate increasing the milling capacity originally planned from 40,000 to 60,000 tons per day. Following the review, the EIA is expected to be presented during 3Q11 and the project completed in the first quarter of 2013.
The Cuajone expansion project continues to advance and US$45.7 million has been invested in mine equipment as of close 2Q11. The purchase of mine and support equipment to optimize the mine plan is ongoing. The project considers an increase in the milled ore capacity and includes a variable cut-off grade methodology that will increase copper and molybdenum production in the second half of 2011.
Capital expenditures for Asarco in 2Q11 were US$23.6 million, mainly attributable to maintenance projects at the Smelter and the replacement of mine equipment.
The exploration program for the properties in Arizona continues as planned. Ore reserves at Silver Bell increased by 24 million tons, equivalent to 148 million pounds of copper, which represents approximately two additional years of cathode production. The pre-feasibility studies for the project to restart a molybdenum circuit at the Mission mine continue and are expected to be completed in 3Q11.

2Q11	www.gmexico.com	Page 9

Second Quarter 2011 Results
Transportation Division
ITM
Financial Highlights

	Second Quarter		Variance		January - June		Variance
(Thousand US Dollars)	2011	2010	US$000%		2011	2010	US$000%
Load Volume (MillionTons/Km)	13,068	13,784	(716)	(5.2)	25,616	25,930	(314)	(1.2)
Sales	422,123	377,288	44,835	11.9	805,556	703,283	102,273	14.5
Cost of Sales	287,076	241,941	45,135	18.7	548,813	454,914	93,899	20.6
Operating Income	86,496	92,536	(6,040)	(6.5)	162,633	163,703	(1,070)	(0.7)
EBITDA	127,922	123,186	4,736	3.8	235,617	233,024	2,593	1.1
EBITDA Margin (%)	30.3%	32.7%			29.2%	33.1%
Net Income	52,599	49,552	3,047	6.1	100,134	90,577	9,557	10.6
Profit Margin (%)	12.5%	13.1%			12.4%	12.9%
Investments / Capex	147,653	22,633	125,020	552.4	174,901	31,963	142,938	447.2

The volume transported by ITM during 2Q11 decreased 5%, moving 13.068 billion net tons/km, compared to 13.784 billion moved during 2Q10. However, Ferromex transported 236,204 rail cars and containers in 2Q11, 2.4% over that transported in 2Q10. The Intermodal segment continues to report very significant growths on transporting 50,357 containers in 2Q11, a 21% increase over the previous year.
The cars and containers transported by Ferrosur increased 5% in 2Q11, compared to 2Q10. Significant growths were reported in the Metals (34%), Industrial (20%), Energy (14%), and Intermodal (12%) segments. Only the Agricultural segment reported a decrease (10%).
Transportation Division revenue increased 12% to US$422 million in 2Q11, compared to US$377 million in 2Q10. This increase is explained by a more favorable mix of rates and traffic, despite lower freight volumes.
The operating cost for 2Q11 was US$287 million, 19% above that for 2Q10. This increase is explained by greater freight volume, an 11% peso increase in the price of diesel, increases in locomotive leasing, labor, maintenance, and connection and terminal services.

2Q11	www.gmexico.com	Page 10

Second Quarter 2011 Results
EBITDA for 2Q11 was US$128 million (equivalent to 30% of sales), representing an increase of 4% compared to same period 2010.
Company Profile
Grupo México (“GMéxico”) is a holding company whose main activities are: (i) mining, being one of the world’s largest integrated copper producers; (ii) railroad service with the most extensive network in Mexico; and (iii) drilling, engineering, procurement, and construction services. These business lines are grouped under the following subsidiaries:
The mining division of GMéxico is represented by its subsidiary Americas Mining Corporation (“AMC”), whose principal subsidiaries are Southern Copper Corporation (“SCC”) in Mexico and Peru, and Asarco in the United States. The sum of both companies holds the world’s largest copper reserves. SCC trades on the New York and Lima stock exchanges. Its stockholders, directly or through subsidiaries, are: GMéxico (80.4%) and other stockholders (19.6%). The company has mines, metallurgic plants, and exploration projects in Peru, Mexico, and Chile. Asarco was reincorporated into GMéxico on December 9, 2009. Asarco has 3 mines and 1 smelting plant in Arizona and 1 refinery in Texas.
The transportation division of GMéxico is represented by its subsidiary Infraestructura y Transportes México, S.A. de C.V. (“ITM”), whose principal subsidiaries are Grupo Ferroviario Mexicano, S.A. de C.V. (“GFM”), Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), Intermodal México, S.A. de C.V., and Texas Pacifico, LP, Inc. Ferromex is the largest railroad company with the most extensive coverage in Mexico. Ferromex has a network of 8,111 kilometers of track covering approximately 71% of Mexico. Ferromex’s lines connect to five border points with the United States, four ports on the Pacific Coast and two on the Gulf of Mexico. Ferromex is controlled by GMéxico, holding 55.5%, Union Pacific owns 26% and Grupo Carso-Sinca Inbursa 18.5%. On November 24, 2005, GMéxico incorporated Ferrosur through Infraestructura y Transportes Ferroviarios, S.A. de C.V. (“ITF”). Final decision was received to permit the Transportation Division to consolidate Ferrosur’s results with ITM, finding there to be no concentration or monopolistic practices, as claimed by the Federal Competition Bureau (CFC). As result the figures for 2010 are expressed in pro-forma for comparability purpose. Ferrosur has a track network of 1,813 kilometers covering the central and southeastern part of the country, serving principally the states of Tlaxcala, Puebla, Veracruz, and Oaxaca, and has access to the ports of Veracruz and Coatzacoalcos on the Gulf of Mexico. Ferrosur is controlled by GMéxico, holding 74.99%, with Grupo Carso-Sinca Inbursa holding the remaining 25.01%.
The Infrastructure Division of GMéxico is represented by its subsidiaries México Proyectos y Desarrollos, S.A. de C.V. (“MPD”), México Constructora Industrial, SA de C.V. (“MCI”), México Compañía Constructora, S.A. de C.V. (“MCC”), Servicios de Ingeniería Consutec, S.A. de C.V.(“Consutec”), and Compañía Perforadora México, S.A.P.I de C.V. (“PEMSA”). MPD, PEMSA, MCI, and MCC are wholly owned by GMéxico. MPD, MCI and MCC are active in engineering, procurement, and infrastructure works construction projects. PEMSA offers oil and water drilling services and related value added services such as cementation engineering and directional or slanted drilling. Consutec engages in integral project engineering activities.

This report includes forward-looking statements. In addition to the risk and uncertainties noted in the report, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. Many of these risks and uncertainties are related to factors beyond the reasonable control of Grupo México or that cannot be accurately estimated, such as future market conditions, metals prices, the behavior of other market stakeholders and the actions of government regulators, which are described in Grupo México’s annual report. Grupo México does not assume any obligation whatsoever regarding the updating of these projections to reflect events or circumstances occurring after the date of this report.

2Q11	www.gmexico.com	Page 11

Second Quarter 2011 Results
GRUPO MEXICO, S.A.B. DE C.V. (GM)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-11	Q2-10	Variance	2011	2010	Variance
Net sales	2,725,598	1,964,948	760,649	5,230,511	3,958,901	1,271,609
Cost of sales	1,291,600	1,061,791	229,809	2,585,465	2,137,585	447,880

Gross profit	1,433,998	903,158	530,840	2,645,046	1,821,316	823,730
Gross margin	53%	46%		51%	46%
Administrative expenses	54,873	51,098	3,775	108,004	102,512	5,491
EBITDA	1,391,424	876,628	514,796	2,539,418	1,781,137	758,281
Depreciation and amortization	126,583	128,612	(2,029)	252,269	256,045	(3,777)

Operating income	1,252,542	723,448	529,094	2,284,774	1,462,758	822,015
Operating margin	46%	37%		44%	37%
Interest expense	78,839	84,667	(5,829)	156,009	152,079	3,931
Interest income	2,256	33,648	(31,393)	(19,179)	(7,125)	(12,054)
Derivative instruments	792	1,438	(646)	760	2,263	(1,503)
Other (income) expense, net	(15,007)	(11,949)	(3,058)	(4,117)	15,255	(19,372)

Earnings before Tax	1,185,662	615,643	570,019	2,151,300	1,300,287	851,013
Taxes	370,103	196,208	173,894	676,201	425,022	251,179
Participation in subsidiary not consolidated and associated	(2,650)	(2,002)	(648)	(4,120)	(2,292)	(1,828)

Net Earnings	818,209	421,437	396,772	1,479,219	877,557	601,663
Net income attributable to the non-controlling interest	161,150	97,500	63,649	290,491	204,779	85,712

Net income attributable to GM	657,059	323,936	333,123	1,188,729	672,778	515,951
BALANCE SHEET
Cash and cash equivalents	2,550,806	2,646,012	(95,207)	2,550,806	2,646,012	(95,207)
Marketable securities	225,396	50,146	175,250	225,396	50,146	175,250
Restricted cash	208,284	244,000	(35,716)	208,284	244,000	(35,716)
Notes and accounts receivable	1,142,960	702,123	440,837	1,142,960	702,123	440,837
Inventories	1,046,221	852,895	193,326	1,046,221	852,895	193,326
Prepaid and others current assets	745,978	329,615	416,363	745,978	329,615	416,363

Total Current Assets	5,919,645	4,824,791	1,094,854	5,919,645	4,824,791	1,094,854
Property, plant and equipment, Net	7,325,483	6,946,181	379,302	7,325,483	6,946,181	379,302
Leachable material, net	154,726	131,018	23,709	154,726	131,018	23,709
Other long term assets	1,398,383	1,230,620	167,762	1,398,383	1,230,620	167,762

Total Assets	14,798,237	13,132,611	1,665,626	14,798,237	13,132,611	1,665,626

Liabilities and Stockholders’ Equity
Current portion of long-term debt	300,000	239,538	60,463	300,000	239,538	60,463
Accumulated liabilities	1,156,964	1,104,771	52,193	1,156,964	1,104,771	52,193

Current Liabilities	1,456,964	1,344,309	112,655	1,456,964	1,344,309	112,655
Long-term debt	3,790,734	3,925,368	(134,634)	3,790,734	3,925,368	(134,634)
Other non-current liabilities	1,218,712	943,161	275,551	1,218,712	943,161	275,551

Total Liabilities	6,466,410	6,212,838	253,573	6,466,410	6,212,838	253,573
Stockholders equity	2,003,494	2,003,494	(0)	2,003,494	2,003,494	(0)
Other equity accounts	(235,007)	(348,080)	113,073	(235,007)	(348,080)	113,073
Retaining earnings	4,987,786	3,834,157	1,153,628	4,987,786	3,834,157	1,153,628

Total Stockholders’ equity	6,756,273	5,489,571	1,266,701	6,756,273	5,489,571	1,266,701
Non-controlling interest.	1,575,554	1,430,202	145,352	1,575,554	1,430,202	145,352

Total Liabilities and Equity	14,798,237	13,132,611	1,665,626	14,798,237	13,132,611	1,665,626
CASH FLOW
Net earnings	818,209	421,437	396,772	1,479,219	877,557	601,662
Depreciation and amortization	126,584	128,612	(2,028)	252,269	256,045	(3,776)
Deferred income taxes	(13,362)	(44,658)	31,296	(7,991)	(56,639)	48,648
Capitalized leachable material	(12,566)	12,430	(24,996)	(18,380)	31,435	(49,815)
Participation in subsidiary not consolidated and associated	(2,650)	(2,002)	(648)	(4,120)	(2,292)	(1,828)
Other Net	9,315	(2,597)	11,912	33,502	48,317	(14,815)
Changes in assets and liabilities	(743,977)	101,036	(845,013)	(859,691)	398,838	(1,258,529)

Cash generated by operating activities	181,553	614,258	(432,705)	874,808	1,553,261	(678,453)
Capital expenditures	(284,208)	(121,524)	(162,684)	(404,973)	(212,466)	(192,507)
Purchase of marketable securities	(4,686)	(30,166)	25,480	(73,456)	(27,198)	(46,258)
Restricted cash	1,127	(57,847)	58,974	2,198	(47,649)	49,847
Other — Net	181,811	257,488	(75,677)	56,512	102,986	(46,474)

Cash used in investing activities	(105,956)	47,951	(153,907)	(419,719)	(184,327)	(235,392)
Debt incurred	166,127	1,499,799	(1,333,672)	166,269	1,499,874	(1,333,605)
Debt amortization	(150,029)	(451,842)	301,813	(223,815)	(1,012,718)	788,903
Dividends paid	(396,222)	(260,031)	(136,192)	(695,728)	(450,341)	(245,387)
SCC common shares buyback	(147,534)	—	(147,534)	(147,534)	—	(147,534)
GM common shares buyback	(23,905)	—	(23,905)	(23,905)	—	(23,905)

Cash used in financing activities	(551,563)	787,926	(1,339,490)	(924,713)	36,815	(961,528)
Effect of exchance rate changes on cash and cash equivalents	19,408	(5,765)	25,173	22,518	18,910	3,608

Net increase (decrease) cash & cash equivalents	(456,558)	1,444,370	(1,900,928)	(447,106)	1,424,659	(1,871,765)
Cash & cash equivalents at begin yr.	3,007,364	1,201,642	1,805,722	2,997,912	1,221,353	1,776,559

Cash & cash equivalents at yr. end	2,550,806	2,646,012	(95,206)	2,550,806	2,646,012	(95,206)

2Q11	www.gmexico.com	Page 12

Second Quarter 2011 Results
AMERICAS MINING CORPORATION (AMC)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-11	Q2-10	Variance	2011	2010	Variance
Net sales	2,258,785	1,563,336	695,448	4,349,548	3,200,344	1,149,205
Cost of sales	961,690	786,579	175,111	1,959,259	1,614,859	344,399
Exploration	11,731	10,151	1,580	21,478	18,688	2,790

Gross profit	1,285,364	766,606	518,758	2,368,812	1,566,796	802,015
Gross margin	57%	49%		54%	49%
Administrative expenses	31,197	28,786	2,411	62,397	59,524	2,873
EBITDA	1,254,320	751,642	502,678	2,288,147	1,542,922	745,226
Depreciation and amortization	92,935	97,885	(4,950)	187,165	195,607	(8,442)

Operating income	1,161,232	639,935	521,296	2,119,250	1,311,666	807,584
Operating margin	51%	41%		49%	41%
Interest expense	68,593	73,124	(4,531)	136,345	131,959	4,386
Interest income	(8,629)	(2,277)	(6,351)	(14,120)	(4,401)	(9,719)
Other (income) expense, net	(2,069)	(212)	(1,857)	17,286	44,202	(26,916)

Earnings before Tax	1,103,337	569,301	534,036	1,979,738	1,139,906	839,832
Taxes	340,077	171,944	168,133	617,848	375,726	242,122

Net Earnings	763,260	397,357	365,902	1,361,891	764,181	597,710
Net income attributable to the non-controlling interest	135,556	71,335	64,220	241,831	155,498	86,333

Net income attributable to AMC	627,704	326,022	301,682	1,120,060	608,683	511,377
BALANCE SHEET
Cash and cash equivalents	1,597,680	2,196,178	(598,498)	1,597,680	2,196,178	(598,498)
Marketable securities	225,396	50,146	175,250	225,396	50,146	175,250
Restricted cash	208,284	244,000	(35,716)	208,284	244,000	(35,716)
Notes and accounts receivable	892,836	487,646	405,190	892,836	487,646	405,190
Inventories	985,002	806,044	178,957	985,002	806,044	178,957
Prepaid and others current assets	1,862,919	245,011	1,617,907	1,862,919	245,011	1,617,907

Total Current Assets	5,772,116	4,029,025	1,743,091	5,772,116	4,029,025	1,743,091
Property, plant and equipment, Net	5,717,531	5,645,230	72,301	5,717,531	5,645,230	72,301
Leachable material, net	154,726	131,017	23,710	154,726	131,017	23,710
Other long term assets	551,540	714,033	(162,493)	551,540	714,033	(162,493)

Total Assets	12,195,913	10,519,305	1,676,608	12,195,913	10,519,305	1,676,608

Liabilities and Stockholders’ Equity	—	—	—	—	—	—
Long-term debt	228,285	176,832	51,454	228,285	176,832	51,454
Other non-current liabilities	885,484	721,810	163,674	885,484	721,810	163,674

Current Liabilities	1,113,770	898,642	215,128	1,113,770	898,642	215,128
Long term debt	3,286,153	3,467,555	(181,402)	3,286,153	3,467,555	(181,402)
Other long term liabilities	1,099,168	910,326	188,841	1,099,168	910,326	188,841

Total Liabilities	5,499,091	5,276,523	222,567	5,499,091	5,276,523	222,567
Stockholders equity	2,561,499	2,561,499	—	2,561,499	2,561,499	—
Other equity accounts	(576,505)	(403,381)	(173,125)	(576,505)	(403,381)	(173,125)
Retained earnings	3,827,542	2,220,391	1,607,151	3,827,542	2,220,391	1,607,151

Total Stockholders’ equity	5,812,536	4,378,509	1,434,026	5,812,536	4,378,509	1,434,026
Non-controlling interest.	884,287	864,272	20,015	884,287	864,272	20,015

Total Liabilities and Equity	12,195,913	10,519,305	1,676,608	12,195,913	10,519,305	1,676,608
Cash Flow
Net earnings	763,260	397,357	365,902	1,361,891	764,181	597,710
Depreciation and amortization	92,933	97,885	(4,952)	187,165	195,607	(8,442)
Deferred income taxes	15,589	(43,889)	59,478	(30,580)	(49,298)	18,718
Capitalized leachable material	(12,565)	12,430	(24,995)	(18,380)	31,435	(49,815)
Others Net	9,720	947	8,773	39,194	43,419	(4,225)
Changes in assets and liabilities	(937,801)	(214,624)	(723,177)	(1,406,277)	258,836	(1,665,113)

Cash generated by operating activities	(68,864)	250,106	(318,970)	133,012	1,244,179	(1,111,167)
Capital expenditures	(134,284)	(96,093)	(38,191)	(223,500)	(175,002)	(48,498)
Current investments	(4,686)	96,097	(100,783)	(73,456)	(27,198)	(46,258)
Restricted cash	3,270	95,193	(91,923)	2,198	25,005	(22,807)
Capital reimbursement	11,135	8,998	2,137	(7,872)	(30,183)	22,311

Cash used in investing activities	(124,565)	104,195	(228,760)	(302,630)	(207,378)	(95,252)
Debt incurred	145	1,489,799	(1,489,654)	287	1,489,874	(1,489,587)
Debt amortization	(60,341)	(436,225)	375,884	(119,692)	(988,680)	868,988
Dividends paid	(104,362)	(84,172)	(20,190)	(211,656)	(231,664)	20,008
SCC common shares buyback	(147,534)	—	(147,534)	(147,534)	—	(147,534)

Cash used in financing activities	(312,092)	969,402	(1,281,494)	(478,595)	269,530	(748,125)
Effect of exchance rate changes on cash and cash equivalents	19,446	(4,687)	24,133	14,872	1,471	13,401

Net increase (decrease) cash & cash equivalents	(486,075)	1,319,016	(1,805,091)	(633,341)	1,307,803	(1,941,143)
Cash & cash equivalents at begin yr.	2,083,756	877,161	1,206,595	2,231,020	888,375	1,342,645

Cash & cash equivalents at yr. end	1,597,680	2,196,178	(598,498)	1,597,680	2,196,178	(598,497)

2Q11	www.gmexico.com	Page 13

Second Quarter 2011 Results
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

(Thousands of US Dollars)	Quarters			Accumulated
STATEMENT OF EARNINGS	Q2-11	Q2-10	Variance	2011	2010	Variance
Net sales	422,123	377,288	44,835	805,556	703,283	102,273
Cost of sales	287,076	241,941	45,135	548,813	454,914	93,899

Gross profit	135,047	135,347	(300)	256,743	248,369	8,374
Gross margin	32%	36%		32%	35%
Administrative expenses	18,556	14,988	3,568	35,681	30,384	5,297
EBITDA	127,922	123,186	4,736	235,617	233,024	2,593
Depreciation and amortization	29,995	27,823	2,172	58,429	54,282	4,147

Operating Income	86,496	92,536	(6,040)	162,633	163,703	(1,070)
Operating margin	20%	25%		20%	23%
Interest expense	9,033	8,687	346	16,845	17,052	(207)
Interest income	302	(3,935)	4,237	(8,684)	(7,170)	(1,514)
Derivative instruments	792	1,438	(646)	760	2,263	(1,503)
Other (income) expense — Net	(10,509)	(3,518)	(6,991)	(16,159)	(17,749)	1,590

Earnings before Tax	86,878	89,864	(2,986)	169,871	169,307	564
Taxes	24,502	28,553	(4,051)	50,299	54,435	(4,136)
Participation in subsidiary not consolidated and associated	(2,650)	(1,998)	(652)	(4,120)	(2,292)	(1,828)

Net Earnings	65,026	63,309	1,717	123,692	117,164	6,528
Net income attributable to the non-controlling interest	(12,427)	(13,757)	1,330	(23,558)	(26,587)	3,029

Net income attributable to ITM	52,599	49,552	3,047	100,134	90,577	9,557
BALANCE SHEET
Cash and cash equivalents	213,626	395,980	(182,354)	213,626	395,980	(182,354)
Notes and accounts receivable	219,971	163,900	56,071	219,971	163,900	56,071
Inventories	46,062	32,988	13,074	46,062	32,988	13,074
Prepaid and others current assets	74,518	65,632	8,886	74,518	65,632	8,886

Total Current Assets	554,177	658,500	(104,323)	554,177	658,500	(104,323)
Property, plant and equipment — Net	1,506,540	1,197,418	309,122	1,506,540	1,197,418	309,122
Other long term assets	618,601	369,002	249,599	618,601	369,002	249,599

Total Assets	2,679,318	2,224,920	454,398	2,679,318	2,224,920	454,398

Liabilities and Stockholders’ Equity
Current portion of long-term debt	61,715	52,706	9,009	61,715	52,706	9,009
Accumulated liabilities	206,494	187,087	19,407	206,494	187,087	19,407

Current Liabilities	268,209	239,793	28,416	268,209	239,793	28,416
Long-term debt	504,580	457,812	46,768	504,580	457,812	46,768
Other non-current liabilities	2,068	2,926	(858)	2,068	2,926	(858)
Other liabilities	30,388	9,483	20,905	30,388	9,483	20,905

Total Liabilities	805,245	710,014	95,231	805,245	710,014	95,231
Stockholders equity	89,290	89,290	—	89,290	89,290	—
Other equity accounts	169,122	72,940	96,182	169,122	72,940	96,182
Retaining earnings	1,319,139	1,103,821	215,318	1,319,139	1,103,821	215,318

Total Stockholders’ equity	1,577,551	1,266,051	311,500	1,577,551	1,266,051	311,500
Non-controlling interest	296,522	248,855	47,667	296,522	248,855	47,667

Total Liabilities and Equity	2,679,318	2,224,920	454,398	2,679,318	2,224,920	454,398
CASH FLOW
Net earnings	65,026	63,309	1,717	123,692	117,164	6,528
Depreciation and amortization	29,995	27,823	2,172	58,429	54,282	4,147
Deferred income taxes	454	1,278	(824)	(5,930)	(13,282)	7,352
Participation in subsidiary not consolidated and associated	(2,650)	(1,998)	(652)	(4,120)	(2,292)	(1,828)
Other Net	1,842	400	1,442	(443)	(691)	248
Changes in assets and liabilities	(24,478)	(819)	(23,659)	(46,564)	(9,910)	(36,654)

Cash generated by operating activities	70,189	89,993	(19,804)	125,064	145,271	(20,207)
Capital expenditures	(147,653)	(22,633)	(125,020)	(174,901)	(31,963)	(142,938)
Purchase shares	(9,784)	16,642	(26,426)	(93,746)	—	(93,746)
Dividends received	4,830	3,261	1,569	5,064	3,261	1,803

Cash used in investing activities	(152,607)	(2,730)	(149,877)	(263,583)	(28,702)	(234,881)
Debt incurred	165,982	—	165,982	165,982	—	165,982
Debt amortization	(89,687)	(15,617)	(74,070)	(104,123)	(24,038)	(80,085)
Dividends received (paid) — Net	(26,000)	—	(26,000)	(26,000)	(26,000)	—
Other Net	412	—	412	412	—	412

Cash used in financing activities	50,707	(15,617)	66,324	36,271	(50,038)	86,309
Effect of exchance rate changes on cash and cash equivalents	(38)	(1,078)	1,040	7,646	17,439	(9,793)

Net increase (decrease) cash & cash equivalents	(31,749)	70,568	(102,317)	(94,602)	83,970	(178,572)
Cash & cash equivalents at begin yr.	245,375	325,412	(80,037)	308,228	312,010	(3,782)

Cash & cash equivalents at yr. end	213,626	395,980	(182,354)	213,626	395,980	(182,354)

2Q11	www.gmexico.com	Page 14